OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. MC and NR 22, NR 23, NR 24, MC and NR 25, MC and NR 26, MC and NR 27, MC and NR 28, MC and NR 29, NR 30
2. Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended June 30, 2006
3. Early Warning Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   July 18, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

July 18, 2006
Canadian Select Disclosure Network
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces results from the on-going field program on the Hermitage Uranium Project in Newfoundland:
assay results of 2.79% and 1.64% U3O8* from boulders on the HE-2 prospect, White Bear River area, the discovery of three new uranium showings (HE-9, HE-18A, HE-1A) within a 4 km x 7 km area that includes the HE-2, Doucette, HE-1 and #3 Showings, and discovery of a new bedrock uranium showing on open ground containing up to 7000 counts per second (cps) led to staking of the wholly-owned 12,000 hectare Strickland Property. The first pass follow-up of the airborne data should be completed by the end of July.

The newly acquired Strickland Property is 100% owned by the Company and covers the same stratigraphy that is host to uranium mineralization on the Hermitage Property. The new uranium discovery, named Troy's Pond, consists of two bedrock uranium occurrences in metasediments with scintillometer counts of 3,000 – 7,000 cps (counts per second). The occurrences are 4 metres and 6 metres wide as measured by scintillometer readings over bedrock and shallow overburden.

In the White Bear River area six other significant rock chip samples from boulders on the HE-2 prospect, assayed from 0.15% to 0.28% U3O8, while five samples had anomalous values from 429 ppm to 762 ppm U3O8. Anomaly HE-9 consists of numerous scattered outcrops of biotite quartzite with radiometric counts ranging from 500 to 2,800 cps. The area of anomalous outcrops is 100 metres by 700 metres in size. At anomalies HE-18A and HE-1A, scattered boulder clusters have radiometric counts ranging from 1,000 to 2,700 cps and 500 – 3,000 cps, respectively. The boulders are angular and considered to be close to bedrock.

All samples collected during prospecting consist of 1.5 kg composite rock chip samples collected either from bedrock or from numerous coarse, angular boulders considered to be close to bedrock.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-22, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                    Contact: Kenneth E. Leigh
                                                President
                                                (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of July, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: July 18, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,503,133
News Release #06-22

URANIUM VALUE OF 2.79% U3O8 AND NEW URANIUM SHOWINGS DISCOVERED IN NEWFOUNDLAND

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports results from the on-going field program on the Hermitage Uranium Project in Newfoundland including:

➤ assay results of 2.79% and 1.64% U3O8* from boulders on the HE-2 prospect, White Bear River area,

➤ the discovery of three new uranium showings (HE-9, HE-18A, HE-1A) within a 4 km x 7 km area that includes the HE-2, Doucette, HE-1 and #3 Showings, and

➤ discovery of a new bedrock uranium showing on open ground containing up to 7000 counts per second (cps) led to staking of the wholly-owned 12,000 hectare Strickland Property.

Refer to the updated maps on the Company's website (www.commanderresources.com) for the location of the new showings, new claims and the area that is currently being covered by an airborne survey. As evident in the small portion of the radiometric map included on the website, many other anomalies remain to be examined. The first pass follow-up of the airborne data should be completed by the end of July.

The newly acquired Strickland Property, located approximately 15 kilometres to the southwest of the Blue Hills prospect area is 100% owned by the Company and covers the same stratigraphy that is host to uranium mineralization on the Hermitage Property. The new uranium discovery, named Troy's Pond, consists of two bedrock uranium occurrences in metasediments with scintillometer counts of 3,000 – 7,000 cps (counts per second). The occurrences are 4 metres and 6 metres wide as measured by scintillometer readings over bedrock and shallow overburden. The central portion of this new claim block is presently being flown by an airborne radiometric, magnetic and EM survey.

In the White Bear River area six other significant rock chip samples from boulders on the HE-2 prospect, as described in the Company's news release dated June 8th, 2006, assayed from 0.15% to 0.28% U3O8, while five samples had anomalous values from 429 ppm to 762 ppm U3O8. Anomaly HE-9 consists of numerous scattered outcrops of biotite quartzite with radiometric counts ranging from 500 to 2,800 cps. The area of anomalous outcrops is 100 metres by 700 metres in size. At anomalies HE-18A and HE-1A, scattered boulder clusters have radiometric counts ranging from 1,000 to 2,700 cps and 500 – 3,000 cps, respectively. The boulders are angular and considered to be close to bedrock.

Samples from all of the new showings have been sent to the lab for assay. All samples collected during prospecting consist of 1.5 kg composite rock chip samples collected either from bedrock or from numerous coarse, angular boulders considered to be close to bedrock.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

*   *(all uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in %U and ppm U.)*

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the

adequacy or accuracy of this news release.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: July 27, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,503,133
News Release #06-23

BAFFIN GOLD PROJECT UPDATE

Commander Resources Ltd. (CMD-TSX Venture) provides an update on its Baffin Island Gold Project, Nunavut.   The initial drill test of the Durette prospect was completed on July 21 with 1,234 metres drilled in six holes over a 465 metre strike length and a maximum depth of 278 metres. This is the first ever drill test of this target and was designed to determine the potential indicated by previously reported surface alteration and gold mineralization. Core samples have been shipped to the lab and will be reported with a detailed geological summary when received and interpreted. Follow-up drilling at Durette later in the season will be dependant on the drill results.

Following a mandatory break for the drill crew, the drill will be moved to the high priority Ridge Lake target area on August 5th to begin a 3,500 metre program in 20-25 holes to follow-up the high-grade gold zone identified in 2005.

On the Durette prospect, the unit mapped as quartzite in 2005, was determined through drilling to be a highly silicified iron formation unit that is locally up to 17 metres thick containing variable amounts of pyrrhotite and arsenopyrite. The iron formation unit occurs within a package of metasedments, metavolcanics and minor mafic intrusive rocks that are locally cut at depth by zones of quartz veining, silicification and variable amounts of pyrrhotite and arsenopyrite.

Drilling in 2005 on the Ridge Lake target, a 3.5 kilometre long prospect area, returned numerous high-grade gold intercepts from two separate iron formation units in holes drilled down-dip from high-grade gold in surface channel samples. Drilling along the central portion of this prospect area in 2005 intersected a near-surface gold zone over a strike length of at least 600 metres. Holes in 2006 will be targeted along-strike and down-dip from the zone, which was highlighted by several high-grade intercepts including hole 05-35 with 21.4 grams per tonne gold over 4.24 metres at a depth of 90 metres in a broader mineralized zone that is continuous to surface.

The initial pattern of holes to start in early August at Ridge Lake will be drilled 50 metres to the south and east of hole 05-35 and then approximately 100 metre step-outs to the east and west based on geological observations.

Detailed ground follow-up on the Qim 5 prospect area is being included in the current program. Qim 5 is located about 20 kilometres east of Ridge Lake and is host to a fold-thickened iron formation unit where surface sampling in 2004 returned values up to 103.1 grams per tonne gold and where more detailed mapping was completed in 2005.

More information on these target areas including previously reported results can be found on the Company's website. www.commanderresources.com.

GeoVector Management Inc. of Ottawa is managing the field program this year. Alan Sexton, MSc, P.Geol. is the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.

The Company has submitted for filing on SEDAR a 43-101 Technical Report, dated June 26, 2006, for work completed in 2005 on the Qimmiq Property including the Ridge Lake, Qim 4 and Qim 5 Prospect areas. The report is authored by Allan Armitage, P.hD, P.Geol.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or

accuracy of this news release.


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 2, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,503,133
News Release #06-24

COMMANDER OPTIONS ITS OLYMPIC-ROB COPPER-GOLD-URANIUM PROPERTY

Commander Resources Ltd. (CMD-TSX Venture) has signed a Letter of Intent (LOI) with Fjordland Exploration Inc. (FEX-TSX Venture) on its wholly-owned Olympic-Rob Property ('Olympic-Rob") in the Yukon Territory, Canada. The Olympic-Rob Property, comprised of 176 claim units covering about 3,675 hectares, is 100% owned by Commander Resources Ltd.

Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying Commander $250,000 in cash, issuing 1.6 million treasury shares of Fjordland to Commander and incurring exploration expenditures on the property totaling $7 million over a five year period ending December 31, 2011. Of this, $50,000 and 350,000 treasury shares are payable to Commander upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling. At least $75,000 in exploration must be completed by December 31, 2006.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to Commander either 1 million shares or $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to Commander for Fjordland to vest its 80% interest. If Fjordland vests at 80%, then Commander will have the election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash payable to Commander.

If Fjordland elects not to increase its interest to 80%, Commander may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property.

If a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

If the agreement terminates prior to Fjordland vesting an interest, the property will be returned to Commander with a minimum two years of assessment work filed with the Yukon Government.

The Olympic Property covers two hematite-magnetite breccia complexes covering a 10 kilometre square area as illustrated on the Company's website. Widespread copper mineralization occurs within the matrix and fractures of the breccia bodies. Historical sampling on the property returned significant copper values from the western portion of the breccia complex with the more significant samples reporting assays of 5.0% Cu/1.5 metres, 7.0% Cu/4 metres and up to 21.4% Cu from chip-channel and grab samples.

Within the Rob breccia, on the southern portion of the property, significant uranium values are known from outcrop samples that were collected in 1977 and 1979 by Union Miniere Exploration and Mining Corporation Limited (UMEX). The historic data reports uranium values in soils greater than 1.5 ppm uranium over the central part of the grid coincident with a copper-in-soil anomaly. Within the core of the uranium soil anomaly, 21 of the rock samples collected assayed greater than 0.01% U308 and eight samples contained greater than

8

0.06% U308. The highest values recorded in that survey were 1.57% U308, 1.01% U308, 0.54% U308, 0.46% U308 and 0.32% U308 with 0.3 to 1.8% copper.

The geological sequence on the combined Olympic-Rob Property has similar geology, age, geometry and trace element signatures to that which hosts the giant Australian Olympic Dam deposit which contains about 2 billion tonnes grading 1.6% copper, 0.6 grams per tonne gold and 0.06% U308. In addition to copper and gold, Olympic Dam is one of the world's largest uranium producers and contains the single largest uranium reserves in the world.

Please refer to the Company's website for location and property geology maps at www.commanderresources.com.

On Behalf of the Board of Directors,

(for)
Kenneth E. Leigh
President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or

accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   August 8, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

August 8, 2006
CCN Matthews
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces further results from the on-going field program on the Hermitage Uranium Project in Newfoundland:

A high uranium assay of 3.1% U3O8 from a buried boulder at the HE-2 prospect, White Bear River area; Significant uranium values from bedrock at the new Troy's Pond showing including 0.19% U3O8 and 0.22% U3O8; At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U3O8.

The sample that ran 3.1% U3O8* was returned from a buried boulder located during detailed prospecting at the HE-2 anomaly. After receiving high scintillometer counts in an overburden area, a hole was dug to about 0.5 metres where the high count boulder was located.

At Troy's Pond, on the recently staked Strickland Property, two 1.5 kg chip samples were taken from bedrock; the samples assayed 0.19% U3O8 and 0.22% U3O8. The area of high counts will be exposed as much as possible to determine the extent and controls on uranium mineralization at Troy's Pond. Fifty metres to the south in a separate stratigraphic unit, two samples from a small bedrock exposure assayed 0.02% and 0.045% U3O8. Another 16 boulder and bedrock samples with lower scintillation counts are scattered across the southern margin of the Strickland Property; eight had values ranging from 120 ppm to 430 ppm U3O8, while the other eight had background values.

At anomaly HE-1A in the White Bear River area, three of the eleven sample results from widely scattered boulders received to date assayed 0.20%, 0.24%, and 0.28% U3O8 and four others returned values from 0.06% to 0.14% U3O8. A number of other high scintillometer count samples from HE-1A are still awaited.

* (all uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in %U and ppm U.)

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-25, a copy of which is attached hereto as Schedule "A".

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

              Contact: Kenneth E. Leigh
                                          President
                                          (604) 685-5254

Item 9   **Date of Report**

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of August, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 8, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,503,133
News Release #06-25

NEW HIGH URANIUM ASSAY OF 3.1% U3O8 FROM HERMITAGE

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports further results from the on-going field program on the Hermitage Uranium Project in Newfoundland.

- ➢ A high uranium assay of 3.1% U3O8 from a buried boulder at the HE-2 prospect, White Bear River area.

- ➢ Significant uranium values from bedrock at the new Troy's Pond showing including 0.19% U3O8 and 0.22% U3O8.

- ➢ At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U3O8.

The sample that ran 3.1% U3O8* was returned from a buried boulder located during detailed prospecting at the HE-2 anomaly. After receiving high scintillometer counts in an overburden area, a hole was dug to about 0.5 metres where the high count boulder was located. This Boulder is situated about 50 metres south of and uphill from the previous high assay boulders announced from anomaly HE-2.

At Troy's Pond, on the recently staked Strickland Property, two 1.5 kg chip samples were taken from bedrock after digging through 30 centimetres of overburden in an area where high scintillometer counts were recorded over a 6 metre length. The samples assayed 0.19% U3O8 and 0.22% U3O8. The area of high counts will be exposed as much as possible to determine the extent and controls on uranium mineralization at Troy's Pond. Fifty metres to the south in a separate stratigraphic unit, two samples from a small bedrock exposure assayed 0.02% and 0.045% U3O8. Another 16 boulder and bedrock samples with lower scintillation counts are scattered across the southern margin of the Strickland Property; eight had values ranging from 120 ppm to 430 ppm U3O8, while the other eight had background values. Detailed prospecting at Strickland is awaiting results of the recent airborne radiometric survey.

At anomaly HE-1A in the White Bear River area, three of the eleven sample results from widely scattered boulders received to date assayed 0.20%, 0.24%, and 0.28% U3O8 and four others returned values from 0.06% to 0.14% U3O8. A number of other high scintillometer count samples from HE-1A are still awaited. Anomaly HE-1A is located near the centre of the cluster of new uranium discoveries at White Bear River as described in the Company's July 18, 2006 News Release.

Results from anomalies HE-2, HE-1A and the Doucette Prospect have shown highly encouraging uranium assays in a favourable geological setting. These areas will be further advanced to the drill stage with geological mapping, soil sampling and geophysical surveying on a grid. At the present time, subsurface radon gas emission test surveys are underway on these and several other targets on the property.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U3O8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis.

*   *(all uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in %U and ppm U.)*

On Behalf of the Board of Directors,

Bernard Kahlert, P.Eng
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   August 18, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

August 18, 2006
CCN Matthews
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces it has signed an option agreement with prospectors E. Quinlan and R. Quinlan to purchase a 275 hectare claim block in the Hermitage Uranium Belt, S.W. Newfoundland. The small block is surrounded by the Company's new Strickland Property.

Commander may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of Commander over a four year period. E. and R. Quinlan will retain a 2% NSR, half of which may be bought by Commander at any time for $1 million. The first year's payment obligation of $3,000 cash and 25,000 shares will be made on signing of the formal agreement.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-26, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:	Kenneth E. Leigh
	President
	(604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of August, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



SCHEDULE A

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 16, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,503,133
News Release #06-26

COMMANDER OPTIONS QUINLAN CLAIMS IN NEWFOUNDLAND

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) announces it has signed an option agreement with prospectors E. Quinlan and R. Quinlan to purchase a 275 hectare claim block in the Hermitage Uranium Belt, S.W. Newfoundland. The small block is surrounded by the Company's new Strickland Property.

Commander may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of Commander over a four year period. E. and R. Quinlan will retain a 2% NSR, half of which may be bought by Commander at any time for $1 million. The first year's payment obligation of $3,000 cash and 25,000 shares will be made on signing of the formal agreement.

The Quinlan claims cover a small area 10 kilometres along strike east of the Company's new Troy's Pond uranium discovery. Shell Minerals discovered a uranium showing on the ground covered by the Quinlan claims with a reported assay result of 0.19% U3O8 in the late 1970's. The Company has not yet verified this result. The showing was reported to be hosted by a conglomerate within the Bay du Nord group of rocks, the main host to uranium mineralization in the district. Please see the new Hermitage Property map on the Company's website for the location of the Quinlan claims at www.commanderresources.com.

The agreement is subject to acceptance by the TSX Venture Exchange.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   August 22, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

August 22, 2006
CCN Matthews
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the discovery of a series of radioactive bedrock exposures one kilometre northeast of the recently announced Troy's Pond showing on the Company's wholly owned Strickland Property in S.W. Newfoundland.

The discovery is centered on airborne radiometric anomaly ST-129 where scattered anomalous outcrops extend for a strike length of over 400 metres in a northeast-southwest direction between airborne anomalies ST-128, ST-129 and ST-131.

An altered outcrop area situated just to the north of the centre of ST-129 returned highly anomalous scintillation counts over a 65 metre (or 210 foot) wide interval across the strike of the local rock units with counts ranging from 850 to 4,500 CPS over a background of 100 to 150 CPS outside the altered zone.

Twenty-five rock chip samples have been taken so far, 20 of which were collected from bedrock exposures. Most of the samples collected had scintillation counts exceeding 1,000 counts per second (CPS), and ten had counts ranging from 4,500 to 10,000 CPS. At the Troy's Pond prospect, bedrock exposures ran up to 6,000 CPS.

The host rock to the new showings is intensely bleached and silicified, fine grained and layered with biotite bands and is tentatively identified as a felsic volcanic. Detailed prospecting of the ST-129 to Troy's Pond discoveries is underway to locate other anomalous outcrops and determine if the two closely spaced prospects are connected. High molybdenum values are associated with Troy's Pond uranium assays, so a multi-element soil sampling program is being considered.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-27, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of August, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



SCHEDULE A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 22, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,903,133
News Release #06-27

NEW URANIUM DISCOVERY ACROSS 65 METRE WIDTH EXPANDS HERMITAGE POTENTIAL

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports the discovery of a series of radioactive bedrock exposures one kilometre northeast of the recently announced Troy's Pond showing on the Company's wholly owned Strickland Property in S.W. Newfoundland.

- The discovery is centered on airborne radiometric anomaly ST-129 where scattered anomalous outcrops extend for a strike length of over 400 metres in a northeast-southwest direction between airborne anomalies ST-128, ST-129 and ST-131 (See Strickland Anomaly map on the Company's website).

- An altered outcrop area situated just to the north of the centre of ST-129 returned highly anomalous scintillation counts over a 65 metre (or 210 foot) wide interval across the strike of the local rock units with counts ranging from 850 to 4,500 CPS over a background of 100 to 150 CPS outside the altered zone.

Twenty-five rock chip samples have been taken so far from this 400 metre long target area, 20 of which were collected from bedrock exposures. Most of the samples collected had scintillation counts exceeding 1,000 counts per second (CPS), and ten had counts ranging from 4,500 to 10,000 CPS. At the Troy's Pond prospect, bedrock exposures ran up to 6,000 CPS. All samples have been sent to the lab for analyses and results will be reported when available.

The host rock to the new showings is intensely bleached and silicified, fine grained and layered with biotite bands and is tentatively identified as a felsic volcanic. Detailed prospecting of the ST-129 to Troy's Pond discoveries is underway to locate other anomalous outcrops and determine if the two closely spaced prospects are connected. Work will include geological mapping, hand-digging to bedrock, diamond saw channel sampling and detailed ground radiometric surveys. High molybdenum values are associated with Troy's Pond uranium assays, so a multi-element soil sampling program is being considered.

The new discovery came from initial follow-up of the airborne survey flown recently on the Strickland Property. Numerous high priority anomalies remain to be followed up from the survey.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   August 31, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

                            August 31, 2006
                            CCN Matthews
                            SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports that the potential of the Baffin Island gold project has been expanded with the preliminary drill test of the Durette showing area, the discovery of a new 1400 metre long mineralized zone southwest of Ridge Lake, and expansion of the Qim 5 prospect with a new gold find.

At Durette, hole 06-03, the most westerly of the six-hole program, intersected **9.61 g/t over 1.56 metres** at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

A new mineralized zone, named the **BRENT SHOWING**, after the discoverer, prospector Brent McAllister, was found five kilometres southwest of Ridge Lake. It consists of a 1400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples were collected along the length of the shear zone, with results ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and 9 samples (14%) assayed greater than 10 g/t gold. The shear zone where exposed is up to 50 metres wide and represents a new and potentially significant target type on the property.

At Ridge Lake, a second, similar shear zone occurs 1.8 kilometres west of 2005 drill hole RLD-05-35. The zone contains 3-5%, disseminated, medium to coarse grained arsenopyrite over a strike length of 250 metres. Six grab samples from this zone contained 1.34 to 9.23 g/t gold.

At Qim 5, located 20 kilometres east of Ridge Lake, a grab sample containing 48.29 g/t gold was discovered within silicified and altered iron formation containing well-developed quartz veins and 3-5% arsenopyrite. Silicified iron formation with arsenopyrite (1-3%) was outlined in discontinuous outcrop for 800 metres southeast of the 100 g/t gold sample. Assays of 6.58g/t gold and 7.06g/t gold in grab samples occur at the south-eastern most point of the trend.

<u>Durette Area</u>

On surface, the silicified iron formation at Durette has been extended to 2 kilometres west of the main Durette showing. The ground over this western extension is largely overburden covered, however, silicified iron formation was outlined over an area of 800 metres (east-west) by 200 metres (north-south). Several anomalous assays (0.41 to 0.96 g/t Au) from boulders and frost-shattered outcrop (felsenmeer) were outlined.

Follow-up prospecting of a sample containing 3.98 g/t gold, 0.23% copper collected 5 kilometres south-east of the main Durette showing has outlined silicified and sulphide bearing iron formation and mafic volcanics over approximately 200 metres of strike length in felsenmeer and boulders. Up to 60% sulphides (pyrrhotite, pyrite and chalcopyrite) and 10% quartz veins with pyrrhotite and chalcopyrite occur over the length of this new area.

<u>Durette Drilling</u>

Drill holes 06-01 and 06-02 were drilled from the same set-up as a direct test of the exposed silicified iron formation.   Hole 06-02 intersected 1.57 g/t over 2.80 metres, from 6.80 to 9.60 metres depth. Hole 06-01 intersected 0.41 g/t over 6.07 metres, from 5.83 to 11.90 metres depth, which includes 1.26 g/t over 0.67 metres.

Hole 06-03 was drilled 100 metres west from 06-01 to test the intersection of the silicified iron formation, an east-west structure and an electromagnetic conductor from a 2005 survey. The hole intersected 9.61 g/t / 1.56 metres at a depth of 14.30 metres.

Hole 06-04 and 06-05 were drilled from north to south to intersect the east-west structure at depth beneath the exposed surface mineralization. The holes could not be spotted to intersect the silicified iron formation directly due to local ground conditions, so the main target could not be tested with either hole in the central area. No significant assays were reported.

Hole 06-06, collared about 200 metres southeast of holes 4 and 5, was drilled at the eastern end of the known alteration zone to test for buried silicified iron formation and to intersect possible vein-style mineralization at depth. Approximately 2 metres of silicified iron formation was intersected from 2.0 to 4.0 metres. No significant assays were reported.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-28, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:	Kenneth E. Leigh
	President
	(604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of August, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 31, 2006
TSX Venture Exchange: CMD
Shares Issued: 54,903,133
News Release #06-28

9.61 g/t GOLD OVER 1.56 METRES INTERSECTED AT DURETTE AND A NEW GOLD ZONE DISCOVERED CONTAINING UP TO 113.95 g/t GOLD

Commander Resources Ltd. (CMD-TSX Venture) reports that the potential of the Baffin Island gold project has been expanded with the preliminary drill test of the Durette showing area, the discovery of a new 1400 metre long mineralized zone southwest of Ridge Lake, and expansion of the Qim 5 prospect with a new gold find.

At the Ridge Lake prospect, a 20-25 hole drill program is currently on-going to follow-up high-grade results from 2005 drilling. Assay results for Ridge Lake will be reported once received and interpreted.

➤ At Durette, hole 06-03, the most westerly of the six-hole program, intersected **9.61 g/t over 1.56 metres** at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

➤ A new mineralized zone, named the **BRENT SHOWING**, after the discoverer, prospector Brent McAllister, was found five kilometres southwest of Ridge Lake. It consists of a 1400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples were collected along the length of the shear zone, with results ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and 9 samples (14%) assayed greater than 10 g/t gold. The shear zone where exposed is up to 50 metres wide and represents a new and potentially significant target type on the property.

➤ At Ridge Lake, a second, similar shear zone occurs 1.8 kilometres west of 2005 drill hole RLD-05-35. The zone contains 3-5%, disseminated, medium to coarse grained arsenopyrite over a strike length of 250 metres. Six grab samples from this zone contained 1.34 to 9.23 g/t gold.

➤ At Qim 5, located 20 kilometres east of Ridge Lake, a grab sample containing 48.29 g/t gold was discovered within silicified and altered iron formation containing well-developed quartz veins and 3-5% arsenopyrite. This new showing is located 150 metres southeast of a 2004, 100 g/t gold channel sample. Silicified iron formation with arsenopyrite (1-3%) was outlined in discontinuous outcrop for 800 metres southeast of the 100 g/t gold sample. Assays of 6.58g/t gold and 7.06g/t gold in grab samples occur at the south-eastern most point of the trend. Overburden cover extends beyond this point.

A drill hole location map for Durette and general location maps and a photo of the Brent Showing can be found on the Company's website. A new map for the Qim5 prospect area will be posted when available.

Durette Area

On surface, the silicified iron formation at Durette has been extended to 2 kilometres west of the main Durette showing. The ground over this western extension is largely overburden covered, however, silicified iron formation was outlined over an area of 800 metres (east-west) by 200 metres (north-south). Several anomalous assays (0.41 to 0.96 g/t Au) from boulders and frost-shattered outcrop (felsenmeer) were outlined.

Follow-up prospecting of a sample containing 3.98 g/t gold, 0.23% copper collected 5 kilometres south-east of the main Durette showing has outlined silicified and sulphide bearing iron formation and mafic volcanics over approximately 200 metres of strike length in felsenmeer and boulders. Up to 60% sulphides (pyrrhotite, pyrite and chalcopyrite) and 10% quartz veins with pyrrhotite and chalcopyrite occur over the length of this new area. Assay results on the 32 grab samples taken are pending. More details including a map will be provided when all sample results have been received from this area.

Durette Drilling

The Durette prospect had not been previously drill-tested and an initial pattern of six (6) drill holes was planned to test various geological targets along a 465 metre strike length where surface alteration and mineralization was sampled in 2005. Ground conditions, including slumped mega-blocks of the silicified iron formation and deep snow cover prevented a direct test of surface mineralization over the central part of the main showing area.

Drill holes 06-01 and 06-02 were drilled from the same set-up as a direct test of the exposed silicified iron formation. Hole 06-02 intersected 1.57 g/t over 2.80 metres, from 6.80 to 9.60 metres depth. Hole 06-01 intersected 0.41 g/t over 6.07 metres, from 5.83 to 11.90 metres depth, which includes 1.26 g/t over 0.67 metres.

Hole 06-03 was drilled 100 metres west from 06-01 to test the intersection of the silicified iron formation, an east-west structure and an electromagnetic conductor from a 2005 survey. The hole intersected 9.61 g/t / 1.56 metres at a depth of 14.30 metres.

Hole 06-04 and 06-05 were drilled from north to south to intersect the east-west structure at depth beneath the exposed surface mineralization. The holes could not be spotted to intersect the silicified iron formation directly due to local ground conditions, so the main target could not be tested with either hole in the central area. No significant assays were reported.

Hole 06-06, collared about 200 metres southeast of holes 4 and 5, was drilled at the eastern end of the known alteration zone to test for buried silicified iron formation and to intersect possible vein-style mineralization at depth. Approximately 2 metres of silicified iron formation was intersected from 2.0 to 4.0 metres. No significant assays were reported.

GeoVector Management Inc. of Ottawa is managing the field program this year. Alan Sexton, MSc, P.Geol. is the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   September 18, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

September 18, 2006
CCN Matthews
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports uranium assay results from four of the Company's Hermitage Uranium Prospects in Newfoundland. Prospecting continues to find new uranium showings.

On the Strickland Property, at the recently discovered #129 Prospect, five samples from preliminary sampling of bedrock exposures exceeded 0.2% U_3O_8, the highest assays being 0.80% and 0.31% U_3O_8;

At the He-18A Prospect on the Hermitage property, a newly-discovered boulder assayed 0.35% U_3O_8;

At the new DT-1 Prospect on the Hermitage Property, a boulder contained 0.14% U_3O_8;

At the He-1A prospect, additional boulders assayed 0.27% and 0.13% U_3O_8;

On the newly acquired Quinlan property, prospecting revealed bedrock containing high scintillation counts and visible uranium oxides;

On the Blue Hills area of the Hermitage Property, prospecting north of the Chan prospect discovered two new, high scintillation count bedrock prospects, one with visible uranium oxides.

Strickland Property

Twenty-five samples were collected from the recently discovered #129 Prospect as reported in the Company's news release dated August 22, 2006.   Results from these samples included five that ran over 0.20% U_3O_8 with two assaying 0.80% and 0.31% U_3O_8. Two other samples ran between 0.10% and 0.19% U_3O_8 and a further seven were highly anomalous containing between 0.045% to 0.083% U_3O_8. Samples were taken from the central, high count radiometric zone which is up to 35 metres wide within the lower count halo of the 65 metre wide alteration zone.

The high count scintillation exposures end in swampy grasslands to the northeast and southwest. The wider envelope of hydrothermal alteration remains open.

26

Detailed channel sampling of anomalous outcrop areas utilizing a diamond rock saw is currently being undertaken at the #129 prospect and the nearby Troy's Pond bedrock prospect where previous sampling returned values of 0.19% and 0.22% U3O8.

Hermitage Property

At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U3O8 and 0.07% U3O8. These boulders are considered to be close to source. The He-18A anomaly covers an expansive, grassy hillside with no outcrops located about 2 kilometres northwest of the high grade He-2 prospect in the White Bear River area where previously reported samples assayed up to 3.1% U3O8. The uranium bearing boulders at the He-18A are metamorphosed sandstones containing biotite, similar in nature to the He-2 prospect.

Close to White Bear River, new prospect DT-1 was discovered while carrying out detailed prospecting along the trend of the magnetic feature that is host to the Doucette prospect. A radiometric boulder, located 3.5 kilometres west from Doucette is immediately adjacent to and downhill from the eastern extension of the linear magnetic high and gave 3,000 cps and assayed 0.15% U3O8. The host rock of this prospect is a biotite banded quartzite, similar to the host rock of the Doucette prospect where assays up to 1.3% U3O8 were recorded.

At prospect He-1A several further widespread radiometric boulders were located around the He-1A prospect. Two of these assayed 0.27% and 0.13% U3O8. The host rock is also a biotite bearing quartzite, similar to other uranium prospects in the area. The He-1A prospect is located close to the centre of the White Bear River uranium prospect area.

In the Blue Hills area, two new radiometric anomalies where discovered during detailed prospecting along the Couteau River. One was small and gave 2,000 CPS (counts per second) but the other was 2 to 3 metres wide and gave radiometric counts up to 8,000 CPS. Uranium oxides have been recognized at the showing. Both anomalies. called Chan North prospects, appear to be in highly strained and sheared granite and associated with strong silica and sericite alteration. Samples have been collected from both occurrences.

Quinlan Option

On the newly optioned Quinlan property, the Company's prospecting crew located a high count radiometric occurrence in the bed of the Cinq Cerf River in the approximate area where a 0.19% U3O8 assay was reported by Shell Minerals in the 1980's.   Anomalous radiometric counts ranging from 3,000 to 6,500 CPS were obtained from several exposures above the flowing water of the river and uranium oxides were noted in the exposure. Rock samples were taken for assay.

Although the geological setting was difficult to determine due to flowing water, it was established that angular quartz fragments comprise 30-50% of a highly altered and sheared host rock. Strong hydrothermal alteration consisting of silicification and sericite mica alteration is associated with the high radiation count breccia. Prospecting on the south canyon rim discovered a new area of sub-crop of similarly altered breccia about 500 metres west of the Cing Cerf River showing. These sub-crops also have anomalous scintillation counts up to 2,500 CPS.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-29, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of September, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street	Date: September 18, 2006
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 55,490,132
Fax: (604) 685-2814	News Release #06-29

URANIUM ASSAYS OF 0.80% and 0.31% U3O8 FROM STRICKLAND PROSPECT #129

Commander Resources Ltd. (CMD-TSX Venture) is pleased to provide uranium assay results from four of the Company's Hermitage Uranium Prospects in Newfoundland. Prospecting continues to find new uranium showings.

➢ On the Strickland Property, at the recently discovered #129 Prospect, five samples from preliminary sampling of bedrock exposures exceeded 0.2% U3O8, the highest assays being 0.80% and 0.31% U3O8

➢ At the He-18A Prospect on the Hermitage property, a newly-discovered boulder assayed 0.35% U3O8

➢ At the new DT-1 Prospect on the Hermitage Property, a boulder contained 0.14% U3O8

➢ At the He-1A prospect, additional boulders assayed 0.27% and 0.13% U3O8

➢ On the newly acquired Quinlan property, prospecting revealed bedrock containing high scintillation counts and visible uranium oxides

➢ On the Blue Hills area of the Hermitage Property, prospecting north of the Chan prospect discovered two new, high scintillation count bedrock prospects, one with visible uranium oxides

Strickland Property

Twenty-five samples were collected from the recently discovered #129 Prospect as reported in the Company's news release dated August 22, 2006.   Results from these samples included five that ran over 0.20% U3O8 with two assaying 0.80% and 0.31% U3O8. Two other samples ran between 0.10% and 0.19% U3O8 and a further seven were highly anomalous containing between 0.045% to 0.083% U3O8. Samples were taken from the central, high count radiometric zone which is up to 35 metres wide within the lower count halo of the 65 metre wide alteration zone.

Sample results are shown on the detailed location map on the company's website.

A photo of the anomaly #129 area is included on the website with the approximate boundaries of the alteration zone trending northeasterly across the image. The high count scintillation exposures end in swampy grasslands to the northeast and southwest. The wider envelope of hydrothermal alteration remains open.

Detailed channel sampling of anomalous outcrop areas utilizing a diamond rock saw is currently being undertaken at the #129 prospect and the nearby Troy's Pond bedrock prospect where previous sampling returned values of 0.19% and 0.22% U3O8. Detailed geological mapping and magnetic traverses are also being carried out in these areas.

Hermitage Property

At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U3O8 and 0.07% U3O8. These boulders are considered to be close to source. The He-18A anomaly covers an expansive, grassy hillside with no outcrops located about 2 kilometres northwest of the high grade He-2 prospect in the

White Bear River area where previously reported samples assayed up to 3.1% U3O8. The uranium bearing boulders at the He-18A are metamorphosed sandstones containing biotite, similar in nature to the He-2 prospect.

Close to White Bear River, new prospect DT-1 was discovered while carrying out detailed prospecting along the trend of the magnetic feature that is host to the Doucette prospect. A radiometric boulder, located 3.5 kilometres west from Doucette is immediately adjacent to and downhill from the eastern extension of the linear magnetic high and gave 3,000 cps and assayed 0.15% U3O8. The host rock of this prospect is a biotite banded quartzite, similar to the host rock of the Doucette prospect where assays up to 1.3% U3O8 were recorded. This magnetic trend can be seen on the Company's website, White Bear Detailed Area.

At prospect He-1A several further widespread radiometric boulders were located around the He-1A prospect. Two of these assayed 0.27% and 0.13% U3O8. The host rock is also a biotite bearing quartzite, similar to other uranium prospects in the area. The He-1A prospect is located close to the centre of the White Bear River uranium prospect area.

In the Blue Hills area, two new radiometric anomalies where discovered during detailed prospecting along the Couteau River. One was small and gave 2,000 CPS (counts per second) but the other was 2 to 3 metres wide and gave radiometric counts up to 8,000 CPS. Uranium oxides have been recognized at the showing. Both anomalies. called Chan North prospects, appear to be in highly strained and sheared granite and associated with strong silica and sericite alteration. Samples have been collected from both occurrences.

Quinlan Option

On the newly optioned Quinlan property, the Company's prospecting crew located a high count radiometric occurrence in the bed of the Cinq Cerf River in the approximate area where a 0.19% U3O8 assay was reported by Shell Minerals in the 1980's. Anomalous radiometric counts ranging from 3,000 to 6,500 CPS were obtained from several exposures above the flowing water of the river and uranium oxides were noted in the exposure. Rock samples were taken for assay.

Although the geological setting was difficult to determine due to flowing water, it was established that angular quartz fragments comprise 30-50% of a highly altered and sheared host rock. Strong hydrothermal alteration consisting of silicification and sericite mica alteration is associated with the high radiation count breccia. Prospecting on the south canyon rim discovered a new area of sub-crop of similarly altered breccia about 500 metres west of the Cing Cerf River showing. These sub-crops also have anomalous scintillation counts up to 2,500 CPS. This new showing may be linked to the original discovery but it is too early to confirm. A photo of the Quinlan property showing these uranium prospects is shown on the Company's website.

Commander's Hermitage Uranium Property now covers 23 known uranium occurrences. Thirteen of these were made by the Company's prospecting crew since late 2005, seven of which were made with the assistance of the airborne radiometric survey.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com or Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


COMMANDER
RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 22, 2006
TSX Venture Exchange: CMD
Shares Issued: 55,490,132
News Release #06-30

WIDE MINERALIZED ZONE INTERSECTED IN INITIAL TEST OF NEW BRENT SHOWING

Commander Resources Ltd. (CMD-TSX Venture) provides an update on the Baffin Island project, Nunavut including the intersection of a significant mineralized zone in the first drill holes on the new Brent Showing.

➢ *At the newly discovered **BRENT SHOWING**, the first hole of an initial drill test on the 1,400 metre long shear zone target intersected a strong, 13.7 metre wide mineralized zone within a 40 metre wide shear zone at a vertical depth of 45 metres beneath the exposed zone on surface where samples carried gold values ranging up to 113.95 g/t gold.*

➢ At the Ridge Lake prospect, 18 holes have been completed for a total of 2,731 metres. Of these 18 holes, 16 intersected the target iron formation as a follow-up to high-grade results from 2005 drilling. Assays are awaited.

On the Brent Showing, the encouragement from surface sample results reported in the Company's news release dated August 31, 2006, prompted an initial drill test of the target prior to the end of the drill season to gather information on the nature of the target and the opportunity.

The first two holes were drilled 100 metres apart on the eastern portion of the near vertical shear zone. Hole Q2-06-01 intersected the shear zone between 19.0 metres and 59.0 metres. Within the wide shear zone, a 33 metre interval contained 5 percent quartz veining with arsenopyrite and a 13.7 metre wide zone of more intense alteration, sulphides and quartz veining was cut between 45.50 and 59.20 and is interpreted to be the same zone sampled on surface. This drill hole interval contains 5-10% quartz veins containing up to 25% arsenopyrite. Sulphides consisting of 1-10% arsenopyrite and 1-3% pyrrhotite are also disseminated in the host rock surrounding these veins.

In hole Q2-06-02, drilled 100 metres west from hole Q2-06-01, the same shear zone and mineralized zone was intersected between 16.50 metres and 45.00 metres. The strongest alteration zone was intersected between 25.0 metres and 31.0 metres with a similar alteration and mineral association to that intersected in hole Q2-06-01.

Two additional holes are being completed on the western end of the shear zone, about 650 metres west from hole Q2-06-02. Following completion of these two holes, the program will be shut down due to the onset of winter weather. The drill will be stored on site for the winter months.

The core is being logged and sampled for shipment to the lab. Assay results from the Brent Showing holes will likely not be available for several weeks. Location of the Brent Zone can be seen on the Company's website (NR06-26).

A drill hole location map for Ridge Lake and Brent will be provided when assays results are received and reported.

GeoVector Management Inc. of Ottawa is managing the field program this year. Alan Sexton, MSc, P.Geol. is the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

(for) Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



INTERIM REPORT

For the Six Months Ended
June 30, 2006

(See Notice)

COMMANDER RESOURCES LTD.

Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. ("the Company"), for the six months ended June 30, 2006, have been prepared by management and have not been the subject of a review by the Company's independent auditor.

COMMANDER RESOURCES LTD.

Balance Sheets
(See Notice)

	June 30, 2006	December 31, 2005 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,265,176	$ 121,722
Cash, exploration funds (Note 13)	1,506,090	565,645
Marketable securities (Note 3)	302,379	311,354
Accounts receivable	154,543	100,320
Due from related parties (Note 9(a))	14,026	5,707
Prepaid expenses	43,321	55,992
Field supplies (Note 4)	84,175	84,175
Deposits (Note 5)	16,050	94,045
	5,385,760	1,338,960
Mineral properties (Note 6)	13,189,141	11,703,260
Property, plant and equipment (Note 7)	54,053	60,293
	$ 18,628,954	$ 13,102,513
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (Note 9)	$ 734,917	$ 217,888
Future income taxes (Note 13)	593,915	593,915
	1,328,832	811,803
SHAREHOLDERS' EQUITY		
Share capital (Note 8(b))	29,518,799	25,316,856
Contributed surplus	17,043	17,043
Option compensation **(Note 8(f))**	1,118,520	1,097,149
Deficit	(13,354,240)	(14,140,338)
	17,300,122	12,290,710
	$ 18,628,954	$ 13,102,513

Nature of Operations and Going Concern (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors: *"Kenneth E. Leigh"*   *"Victor A. Tanaka"*
                              Kenneth E. Leigh   Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
General and administrative expenses				
Accounting and audit	$ 18,372	$ 17,927	36,039	32,035
Amortization	4,914	4,963	9,728	9,881
Annual report and meeting	14,845	13,508	14,845	14,624
Consultants	10,386	16,692	20,403	38,784
Insurance	12,813	7,125	25,625	14,250
Investor relations and promotion	41,028	46,399	90,261	108,735
Legal	10,828	6,475	9,299	9,498
Office and miscellaneous	18,750	14,193	38,013	29,097
Regulatory and transfer agent fees	13,986	3,170	24,762	16,186
Rent and storage	18,118	17,785	41,726	41,616
Salaries and benefits	58,577	26,566	180,248	99,298
Stock-based compensation	48,274	7,855	48,274	109,968
	270,891	182,658	539,223	523,972
Loss before the undernoted	(270,891)	(182,658)	(539,223)	(523,972)
Investment income	22,327	2,384	25,383	6,182
Property investigation	(915)	(37,153)	(970)	(38,349)
Write down of mineral properties	-	-	-	(21,007)
Write down of marketable securities	-	(8,000)	-	(8,000)
Gain on marketable securities	6,000	38,896	57,044	38,896
Loss before taxes	(243,479)	(186,531)	(457,766)	(546,250)
Future income tax recovery (expense) (Note 13)	554,040	(222,958)	1,243,864	(149,500)
Income (loss) for the period	310,561	(409,489)	786,098	(695,750)
Deficit, beginning of period	(13,664,801)	(14,316,694)	(14,140,338)	(14,030,433)
Deficit, end of period	(13,354,240)	(14,726,183)	(13,354,240)	(14,726,183)
Earnings (loss) per share				
-Basic	$ 0.01	$ (0.01)	0.02	(0.02)
-Diluted	$ 0.01	$ (0.01)	0.01	(0.02)
Weighted average number of shares outstanding				
-Basic	47,699,912	31,452,614	43,706,435	31,110,558
-Diluted	61,802,491	31,452,614	57,809,014	31,110,558

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash provided from (used for):				
Operating activities				
Income (loss) for the period	$ 310,561	$ (409,489)	786,098	(695,750)
Items not involving cash:				
Amortization	4,914	4,963	9,728	9,881
Gain on sale of marketable securities	(6,000)	(38,896)	(57,044)	(38,896)
Stock-based compensation	48,274	7,855	48,274	109,968
Write down of mineral properties	-	-	-	21,007
Write down of marketable securities	-	8,000	-	8,000
Future income tax recovery	(580,040)	222,958	(1,269,864)	149,500
	(222,291)	(204,609)	(482,808)	(436,290)
Net change in non-cash working capital items:				
Accounts receivable	(92,598)	(41,244)	(54,223)	(41,047)
Due from related parties	(9,555)	467	(8,319)	16,159
Prepaid expenses	(7,270)	(35,525)	12,671	(30,235)
Field supplies	-	26,000	-	26,000
Bid deposits and deposits	3,790	1,650	77,995	(111,561)
Accounts payable and accrued liabilities	96,914	17,217	30,173	(35,386)
	(231,010)	(236,044)	(424,511)	(612,360)
Investing activities				
Cash, exploration funds	(1,143,379)	(606,786)	(940,445)	(419,943)
Proceeds from sale of marketable securities	-	124,145	111,019	124,145
Mineral property acquisition and exploration costs	(1,304,625)	(829,253)	(1,394,501)	(1,012,877)
Accounts payable and accrued liabilities related to mineral properties	547,276	256,341	486,856	251,553
Purchase of equipment	(3,488)	(1,604)	(3,488)	(6,058)
	(1,904,216)	(1,057,157)	(1,740,559)	(1,063,180)
Financing activity				
Shares issued for cash, net of issue costs	5,288,957	1,215,662	5,308,524	1,220,862
Increase (decrease) in cash and cash equivalents	3,153,731	(77,539)	3,143,454	(454,678)
Cash and cash equivalents, beginning of period	111,445	372,325	121,722	749,464
Cash and cash equivalents, end of period	$ 3,265,176	$ 294,786	3,265,176	294,786

Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements

1. Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable ("ore reserves"). The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;
- the ability of the Company to obtain financing to complete development; and
- future profitable production from the properties or proceeds from disposition.

At June 30, 2006, the Company had an accumulated deficit of $13,354,240 and had working capital of $4,650,843, which is sufficient to achieve the Company's planned business objectives for fiscal 2006.

These interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying interim financial statements have not been reviewed by an auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2005.

2. Significant Accounting Policies (continued)

(c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

The quoted market value of marketable securities at June 30, 2006 is $519,500.

4. Field Supplies

The Company has pre-purchased $84,175 of field supplies for the Baffin Island exploration program. The supplies consist of fuel, propane and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut.

5. Deposits

In fiscal 2005, the Company posted $94,045 for bonds in lieu of work on its Baffin Island, Nunavut and Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. During the period, $88,045 in bonds was refunded to the Company. In fiscal 2006, the Company posted $10,050 for bonds in lieu of work its Newfoundland project.

6. Mineral Properties

At June 30, 2006, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project(1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$ 517,995	$ 1,352,957	$ 61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	-	-	-	142,710	-	-	-	-	-	106,750	249,460
Exploration costs:												
Drilling	-	930	-	165	-	600	-	352,785	-	159,033	-	513,513
Geochemistry	-	628	-	225	3,045	-	-	221	-	40	-	4,159
Geology	1,717	6,140	339	189	83,035	1,308	-	42,066	5,095	15,011	23,400	178,300
Geophysics	-	1,218	-	-	358,812	-	-	3,500	-	1,725	-	365,255
Mobilization/demob.	-	-	-	-	-	-	-	5,504	-	2,359	-	7,863
Permitting	-	500	-	-	-	-	-	57,915	-	10	15,210	73,635
Prospecting	-	-	-	220	128,579	-	-	11,765	-	11,511	-	152,075
Trenching/line	-	-	-	-	225	-	-	-	-	-	-	225
	1,717	9,416	339	799	573,696	1,908	-	473,756	5,095	189,689	38,610	1,295,025
Less:												
Recoveries	-	-	-	(50)	(54,604)	-	-	-	-	-	(3,950)	(58,604)
Net additions	1,717	9,416	339	749	661,802	1,908	-	473,756	5,095	189,689	141,410	1,485,881
Balance at June 30, 2006	$ 1,157,140	$ 425,641	$ 131,117	$ 209,272	$1,179,797	$ 1,354,865	$ 61,173	$ 5,810,371	$ 254,856	$ 965,484	$ 1,639,425	$13,189,141

(1) The Hermitage, Newfoundland project see Note 6(e).

6. Mineral Properties (continued)

(a) Sarah Lake Joint Venture, Labrador

The Company owns a 48.2% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 51.8%.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Adlatok 1, Labrador

The Company has a 59.9% interest in the Adlatok 1 property.

(d) Big Hill, Newfoundland

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 200,000 common shares (120,000 shares have been issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a buy-down provision to 1.0% to $1.6 million.

(e) The Hermitage Uranium Project, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $17,200 in cash has been paid and 60,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share**,** see Note 8(g) for warrant terms. The agreement is subject to a 2% of net smelter returns royalty for the vendors with a buy-back of one half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $25,000 in cash has been paid and 60,000 common shares have been issued. The agreement is subject to a 2% net smelter returns royalty for the vendor with a buy-back of one half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares) covering a major geological belt known as the "Hermitage Flexure". The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

On November 3, 2005, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares to the east and west of the Company's property. In consideration, the Company received a 2% royalty on all commodities produced from the claims staked by Pathfinder and was issued 150,000 common shares of Pathfinder.

6. Mineral Properties (continued)

(e) The Hermitage Uranium Project, Newfoundland (continued)

On June 19, 2006, the Company entered into a 50:50 joint venture agreement with Pathfinder to stake approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties. The new property is called 'Cochrane Pond'. If either party's interest dilutes below 10%, than that party's interest will automatically be converted into a royalty, by way of a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the project.

On June 26, 2006, the Company staked   on-line 147 claims totalling 9,100 acres (3,675 hectares) on the south west of the Hermitage property. The new property is called 'Strickland'.

(f) Nepisiguit/Stewart, New Brunswick

The Company's 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") on the Nepisiguit only portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% net smelter returns royalty with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% net smelter returns royalty subject to a buy-down to 1.0% net smelter returns royalty for $1.5 million at any time. In exchange for the increased net smelter returns royalty, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

 (g) Sally, Labrador

The Company owns a 100% interest in the Sally property.

(h) Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. As at December 31, 2005, the Company had made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

The option agreement is subject to a floating net smelter return gold royalty ranging from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

6. **Mineral Properties** (continued)

(i) Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. ("BHP Billiton"), Nunavut by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. BHP Billiton retains a net smelter return royalty ranging from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest. The property currently consists of one (1) prospecting permit with an area of 20,400 acres (8,255 hectares).

(j) Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) all on Baffin Island, Nunavut. The permits adjoin the Qimmiq and Dewar Lake properties optioned from BHP Billiton. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest. The property is also subject to a back-in right to provide BHP Billiton the right to earn a 75% interest in sedex deposits.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

In the fall of 2005, Commander staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

6. Mineral Properties (continued)

(k) Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at June 30, 2006 are as follows:

British Columbia		
Abe and Pal	$	101,542
Tam (1)		69,166
Aten, Link, Mate and Tut		23,212
Nunavut		
Talik		68,041
Newfoundland and Labrador		
Sadie		8,767
Ontario		
Matheson		14,213
McVean		8,694
Sabin		92,385
Quebec		
Despinassy		91,941
Yukon		
Olympic, Rob (2)		1,158,298
Rein		3,166
	$	1,639,425

(1) On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, herein after referred to as the "Tam/Misty" property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

On February 13, 2006, Teck Cominco Limited ("Teck Cominco") entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck's 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company's 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% net smelter returns royalty of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

6. **Mineral Properties** (continued)

    (k) Other Properties (continued)

    (2) On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. ("Blackstone") to acquire Blackstone's 50% interest in the Rob uranium property, Yukon Territory, to increase the Company's interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% Net Smelter Returns Royalty ("NSR") on metal production from the Property which may be reduced to 0.5% at any time for $1,000,000.

7. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 57,240	$ 51,474	$ 5,766
Computer equipment	145,620	116,195	29,425
Leasehold improvements	28,293	9,431	18,862
	$ 231,153	$ 177,100	$ 54,053

8. **Share Capital**

    (a) Authorized:

    Unlimited common shares without par value

    (b) Issued and outstanding common shares:

	Number of Shares	Amount
Balance, December 31, 2005	39,599,648	$ 25,316,856
Issued for cash:		
Private placements, net of issue costs (Note 8(c))	14,586,152	5,252,957
Exercise of options, for cash	238,333	55,567
Issued for other consideration:		
Income tax effect on flow-through share renunciation (Note 8(d))		(1,269,864)
Exercise of options, stock-based compensation		26,903
For mineral property	384,000	136,380
Balance, June 30, 2006	54,808,133	$ 29,518,799

8. Share Capital (continued)

(c) Private placements

On May 12, 2006, the Company completed a brokered private placement for gross proceeds $3,885,000 consisting of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants. The securities may not be traded until September 16, 2006.

In addition, the Company completed, a non-brokered flow-through private placement for gross proceeds of $1,699,999 consisting of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007. The securities may not be traded until September 11, 2006.

All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

(d) Income tax effect on flow-through share renunciation

In March 2006, the Company renounced $2,021,757 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $689,824, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $689,824 disclosed on the Statement of Operations as a future income tax recovery.

In May 2006, the Company renounced $1,699,999 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $580,040, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $580,040 disclosed on the Statement of Operations as a future income tax recovery.

8. Share Capital (continued)

(e) Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant stock options for the purchase of up to 7,944,396 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At June 30, 2006, the Company had stock options outstanding for the purchase of 4,359,002 common shares with an average remaining contractual life of 3.24 years, of which 3,600,002 stock options are exercisable at June 30, 2006.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	3,585,335	$0.39
Granted	1,012,000	$0.33
Exercised	(238,333)	$0.23
Outstanding at June 30, 2006	4,359,002	$0.39

The following summarizes information about stock options outstanding at June 30, 2006:

Number of Shares	Exercise Price	Expiry Date
115,999	$0.23	September 11, 2006
330,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
25,000	$0.34	January 24, 2010
733,000	$0.25	July 19, 2010
282,000	$0.39	May 11, 2011
730,000	$0.30	June 18, 2011
4,359,002		

For stock options exercised after June 30, 2006, see Note 14(c).

8. **Share Capital** (continued)

    (f) **Stock-based and option compensation**

    The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.65%
Expected dividend yield	-
Expected stock price volatility	112.42%
Expected option life in years	3.13

    Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the period.

    The following summarizes information about option compensation:

Option compensation, beginning of period	$	1,097,149
Stock-based compensation expense		48,274
Reallocated to capital stock		(26,903)
Reallocated to contributed surplus		-
Option compensation, end of period	$	1,118,520

    (g) **Warrants and Agent's Warrants**

    At June 30, 2006, the Company has outstanding warrants for the purchase of an aggregate 8,294,788 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued	Exercised	Expired	Outstanding at June 30, 2006
$0.45	October 20, 2006	544,788	-	-	-	544,788
$0.50	December 8, 2006	2,500,000	-	-	-	2,500,000
$0.50	May 15, 2008*	-	5,250,000	-	-	5,250,000
		3,044,788	5,250,000	-	-	8,294,788

    Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

8. Share Capital (continued)

At June 30, 2006, the Company has outstanding agent's warrants for the purchase of an aggregate 1,448,739 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued	Exercised	Expired	Outstanding at June 30, 2006
$0.50	May 11, 2007*	-	213,089	-	-	213,089
$0.37	May 15, 2008*	-	1,040,400	-	-	1,040,400
$0.37	May 15, 2008*	-	195,250	-	-	195,250
		-	1,448,739	-	-	1,448,739

* All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

For warrants exercised after June 30, 2006, see Note 14(c).

9. Related Party Transactions

In addition to the Commitment disclosed in Note 10, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $14,026 owed by those companies for shared administrative expenses.

(b) The Company paid $7,542 in legal fees to a law firm in which a director of the Company is a partner.

(c) Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc. and 150,000 common shares of Pathfinder Resources Ltd., a company related by virtue of a common director and 470,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director. Subsequent to June 30, 2006, the Company sold 100,000 common shares of Pathfinder Resources Ltd.

(d) Included in accounts payable is $29,190 owed to Pathfinder Resources Ltd.

10. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

12. Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:

Investing activities:		
Marketable securities received for mineral property	$	45,000
Shares issued for mineral property		136,380
	$	181,380
Financing activities:		
Income tax effect on flow-through share renunciation	$	(1,269,864)
Shares issued for mineral property		136,380
Fair value of options exercised		26,903
	$	(1,106,581)
Other cash flow information:		
Interest received	$	15,264

13. Income Taxes

The Company's future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at June 30, 2006 and which are held in trust for such expenditures. As at June 30, 2006, the amount of flow-through proceeds remaining to be expended is $1,506,090.

14. Subsequent Events

(a) On August 2, 2006, the Company signed a Letter of Intent ("LOI") with Fjordland Exploration Inc. ("Fjordland") on its wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 and 350,000 treasury shares are payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling. At least $75,000 in exploration must be completed by December 31, 2006.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

(b) On August 16, 2006 the Company announced that is had entered into an option agreement with prospectors E and R Quinlan to purchase claims located within the Company's Hermitage Uranium Project, Newfoundland. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four year period. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million. The first year's payment obligation is $3,000 cash and 25,000 shares.

(c) Subsequent to June 30, 2006, the Company issued 115,000 common shares for proceeds of $28,750 pursuant to the exercise of stock options and 150,000 common shares for proceeds of $75,000 pursuant to the exercise of warrants.



Form 52-109F1 *Certification of Interim Filings*

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 28, 2006

By: "Kenneth E. Leigh"
      Kenneth E. Leigh
      President and Chief Executive Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

53



Form 52-109F1 *Certification of Interim Filings*

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2006;

2   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4   The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 28, 2006

By: "Michael Lee"
      Michael Lee
      Chief Financial Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

54



INTERIM REPORT
Management Discussion & Analysis
FORM 51-102F1

For the Six Months Ended
June 30, 2006

Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and in Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the six months ended June 30, 2006.

Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of August 23, 2006 (the "Report Date").

Highlights for the Three Months Ended June 30, 2006

- On May 1st, the Company signed a Letter of Intent with Blackstone Ventures Inc. ("Blackstone") to acquire Blackstone's 50% interest in the Rob uranium property, Yukon Territory, to increase the Company's interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% Net Smelter Returns Royalty ("NSR") on metal production from the Property which may be reduced to 0.5% at any time for $1,000,000.

- On May 3rd, shareholders at the Company's Annual General Meeting approved all items set forth in the proxy including an increase in the number of allowable stock options to a maximum of 7,944,396.

- On May 15th, the Company completed a brokered private placement for gross proceeds $3,885,000 and a non-brokered flow-through private placement for gross proceeds of $1,699,999, details of which are described under the Liquidity Section.

- An airborne radiometric, magnetic and electromagnetic survey flown on the Company's Hermitage uranium property in Newfoundland revealed numerous radiometric anomalies and a number of key target areas for follow-up. Many of the known uranium showings were clearly visible in the data. On June 8th, the Company reported that several new uranium showings were discovered from initial follow-up of the airborne survey data.

- The Baffin Island drilling program commenced on June 27th with an initial test of the "Durette" Prospect completed on July 21st with 1,234 metres drilled in six holes over a 465 metre strike length. Drill results were not available at the date of this report.

- On June 28th, the Company and Pathfinder Resources Ltd. ("Pathfinder") jointly staked approximately 151,000 acres (61,000 hectares) adjacent to properties owned separately by the Company and Pathfinder in the Hermitage Uranium Belt of Newfoundland. The newly acquired property named 'Cochrane Pond' covers ground with geological similarities to the adjacent properties.

Subsequent Events to June 30, 2006

- A program of diamond drilling commenced on the Ridge Lake prospect area, Baffin Island on August 5th. The planned 3,500 metre drill program on Ridge Lake will consist of 20 to 25 holes to follow-up the high-grade gold zone identified in 2005.

- On July 18th, the Company reported assay results of 2.79% and 1.64% U3O8 from boulders on the HE-2 prospect, White Bear River area, and the discovery of three new uranium showings (HE-9, HE-18A, HE-1A) within a 4 km x 7 km area that includes the HE-2, Doucette, HE-1 and #3 Showings. The Company discovered a new bedrock uranium showing, named Troy's Pond, on open ground which led to staking of the 147 claim, 9,100 acre (3,675 hectare) Strickland Property.

- A new discovery was reported from the Strickland Property on August 22nd, where scattered anomalous outcrops extend for a strike length of over 400 metres in a northeast-southwest direction. An altered outcrop area returned highly anomalous scintillation counts over a 65 metre (or 210 foot) wide interval across the strike of the local rock units with counts ranging from 850 to 4,500 CPS over a background of 100 to 150 CPS outside the altered zone.

- On August 2nd, the Company signed a Letter of Intent ("LOI") with Fjordland Exploration Inc. ("Fjordland") on its wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 and 350,000 treasury shares are payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling. At least $75,000 in exploration must be completed by December 31, 2006.

  Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

  Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

- On August 8th, the Company reported further results from the Hermitage Uranium Project in Newfoundland including a high uranium assay of 3.1% U3O8 from a buried boulder at the HE-2 prospect.. Significant uranium values from bedrock at the new Troy's Pond showing including 0.19% U3O8 and 0.22% U3O8.At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U3O8.

- On August 16th, the Company announced that is had entered into an option agreement with prospectors E and R Quinlan to purchase claims containing an historical uranium showing grading 0.19% U3O8. The new property is surrounded by the Company's wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four year period. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million. The first year's payment obligation is $3,000 cash and 25,000 shares.

- Subsequent to June 30, 2006, the Company issued 115,000 common shares for proceeds of $28,750 pursuant to the exercise of stock options and 150,000 common shares for proceeds of $75,000 pursuant to the exercise of warrants.

Baffin Island Gold Project, Nunavut

From 2003 to 2005, the Company's exploration on central Baffin Island resulted in the discovery of 14 gold occurrences over a strike length of 140 kilometres. The target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as Lupin, Nunavut, and Morro Velho, Brazil.

The Bravo Lake Formation contains high grade gold values in two separate iron formation units (upper and lower) and a quartzite unit. In each of three different units, gold occurs primarily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and Durette (see Bravo Lake).

The Baffin Island Property is subject to three separate option agreements named Qimmiq, Dewar Lake and Bravo Lake. The Company has vested 100% of the Dewar Lakes property and 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. In addition, the Company has temporary access to two "Distant Early Warning" (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.



BAFFIN ISLAND GOLD PROJECT
140 KM (87 Miles)
DURETTE
2369
QIM 5
2373
QIM 4
RIDGE LAKE
PENINSULA
QIM 2
MALROK
TRIANGLE LAKE
FOX-2
MARGOT
TUKTU SOUTH
ST
Bravo Lake Formation
Dewar Lake Formation
Exposed Bravo Iron Formation (Gold Host)
Airstrip (4000 ' Long)
N
Polaris Zn
Nanisivik Zn
Black Angel Zn
Greenland
Karrat Gp
Baffin Island
Clyde River
Piling Gp
FOXE - RINKIAN FOLD BELT
Qikiqtarjuaq
Hoare Bay Gp
Commander Properties
Nunavut
Iqaluit
Cape Dorset
Kimmirut
Lake Harbour Gp
Raglan Ni
Quebec
- On tidewater - close to shipping lanes
- Mining friendly jurisdiction
- 2 x 4000 ft all-season airstrips

The proposed budget breakdown for the 2006 Baffin Island exploration program follows:

Baffin Island 2006 Budget

	Budget	Actual	Variance
Drilling	$ 2,000,000	$ 511,818	$ 1,488,182
Geochemistry	20,000	261	19,739
Geology	220,000	62,172	157,828
Geophysics	100,000	5,225	94,775
Property	60,000	57,925	2,075
Mobilization/demob.	300,000	7,863	292,137
Prospecting and trenching	200,000	23,276	176,724
	$ 2,900,000	$ 668,540	$ 2,231,460

The Company engaged GeoVector Management Inc. of Ottawa to operate the 2006 field program.

Qimmiq Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated ("NTI") leases on Baffin Island, Nunavut. The two main prospects: Malrok, which was drill-tested in 2004, and Ridge Lake, the focus of the 2005 program, are located on the Qimmiq property. The Company has made sufficient expenditures to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

Qimmiq 2006 Exploration Program

A program of diamond drilling commenced on the Ridge Lake prospect area on August 5th. The planned 3,500 metre drill program on Ridge Lake will consist of 20 to 25 holes to follow-up the high-grade gold zone identified in 2005.

Detailed ground follow-up on the Qim 5 prospect area is being included in the 2006 program. Qim 5 is located about 20 kilometres east of Ridge Lake and is host to a fold-thickened iron formation unit where surface sampling in 2004 returned values up to 103.1 grams per tonne gold and where more detailed mapping was completed in 2005.

Bravo Lake Property, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 50 kilometres east of Ridge Lake. In the fall of 2005, the Company staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Bravo Lake 2006 Exploration Program

The Bravo Lake 2006 program focused primarily on the "Durette" Prospect identified in 2005 and located at the eastern end of the property. Initial drilling was completed on July 21st with 1,234 metres drilled in six holes over a 465 metre strike length and to a maximum depth of 278 metres. Assays were not available as at the date of this report Follow-up drilling at Durette later in the season or next year will be dependant on the drill results.
Bravo Lake 2006 Exploration Results

The Company is awaiting lab results.

Dewar Lake Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The

Company earned a 100% interest in the property with completion of the 2004 program. Currently, the property has been reduced to one (1) permit with an area of 20,400 acres (8,255 hectares).

Dewar Lake 2006 Exploration Program

At this time, there are no significant exploration plans for Dewar Lake.

The Hermitage Uranium Project, Newfoundland

The Hermitage Uranium project is located just north of the port town of Burgeo in southern Newfoundland and is intersected by Highway 480 and a major power-line. In 2005, the Company assembled approximately 99,200 acres (40,000 hectares) of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and 1,600 claims staked on-line. By 2006, the property has grown to approximately 447,300 acres (180,400 hectares) coving a strike length of 144 kilometres. The following chronology of events on how the property was assembled should be read in conjunction with the map below:



COMMANDER RESOURCES LTD.
HERMITAGE URANIUM BELT
Property Holdings & Main Uranium Prospects
(July 15, 2006)
COCHRANE POND
Commander 50% - Pathfinder 50%
White Bear River Area
HERMITAGE
Commander- 100%
Blue Hills Area
COCHRANE POND
HERMITAGE WEST
Pathfinder 100% Commander 2% Royalty
HERMITAGE EAST
Pathfinder 100% Commander 2% Royalty
Main Prospect
%U3O8
2.06
1.14
0.53
0.42
HE2
%U3O8
2.79
1.64
Doucette Prospect
%U3O8
1.32
0.97
0.90
0.82
STRICKLAND
Commander- 100%
Troy's Pond
(assays pending)
HWY 480
& Powerline
COCHRANE POND
Burgeo
20 KM
ATLANTIC OCEAN
N
Newfoundland
Map Area

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the 'Blue Hills' and 'White Bear River' uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant and completing $1,000,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of one half of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the 'Couteau Lake' property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% Net Smelter Returns Royalty for the vendor with a buy-back of one half of the royalty for $1.0 million.

In the fall of 2005, the Company acquired an additional 1,600 claims (99,200 acres, 40,000 hectares) covering a major geological belt known as the 'Hermitage Flexure'. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

In the fall of 2005, the Company entered into a letter agreement with Pathfinder, allowing Pathfinder access to data which resulted in Pathfinder acquiring 1,429 claims totalling 88,500 acres (35,725 hectares) to the west and east of

the Company's property. Pathfinder has named these properties, 'Hermitage West' and 'Hermitage East'. In consideration, the Company received 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

On June 26th, the Company staked on-line 147 claims totaling 9,100 acres (3,675 hectares) to the south of Pathfinder's Hermitage West property. The new property has been named 'Strickland'.

On June 28th, the Company and Pathfinder jointly staked of approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties. The newly acquired property, named 'Cochrane Pond', covers ground with geological similarities to these adjacent properties.

The Hermitage 2006 Exploration Program

A 5,000 line kilometre airborne radiometric, magnetic and radiometric geophysical survey was flown in June by Aeroquest International Limited at a cost of $358,812. A second survey was added to cover the newly acquired Strickland property for an estimated cost of $40,000. To help minimize costs, the Company and Pathfinder shared mobilization and camp costs for the airborne survey. The Pathfinder airborne survey will be approximately 4,000 line kilometres flown over their Hermitage West and East properties.

Since June, the detailed ground prospecting program has been following-up on known uranium prospects as well as new showings identified from preliminary airborne data. All samples collected during prospecting will consist of 1.5 kg composite rock chip samples collected either from bedrock or from numerous coarse, angular boulders considered to be close to bedrock. Samples will be sent to ACME Analytical Laboratory, where they were analyzed using 1DX Multiple Element ICP methods.

The Hermitage 2006 Exploration Results

The Company is awaiting a final interpretation of the 2006 summer airborne survey. A preliminary review of data revealed numerous radiometric anomalies and a number of key target areas for follow-up. More importantly, many of the known uranium showings are clearly visible in the airborne data, including Main, Hawksnest, Muise and Chan at the Blue Hills prospect and all four White Bear River prospects, including Doucette.

Results from ground prospecting in the White Bear River area and the Doucette Prospect have shown highly encouraging uranium assays in a favourable geological setting. These areas will be further advanced to the drill stage with geological mapping, soil sampling and geophysical surveying on a grid. At the present time, subsurface radon gas emission test surveys are underway on these and several other targets on the property.

At anomaly HE-2, after receiving high scintillometer counts in an overburden area, a hole was dug to about 0.5 metres where the high count boulder was located. A sample from a buried boulder ran 3.1% U3O8. Six other significant rock chip samples from boulders collected on the HE-2, assayed from 0.15% to 0.28% U3O8, while five samples had anomalous values from 429 ppm to 762 ppm U3O8. At anomaly HE-1A three of the eleven sample results from widely scattered boulders received to date assayed 0.20%, 0.24%, and 0.28% U3O8 and four others returned values from 0.06% to 0.14% U3O8.

On the Strickland property at Troy's Pond prospect, high scintillometer counts were recorded over a 6 metre length. Two 1.5 kg chip samples were taken from bedrock after digging through 30 centimetres of overburden. These samples assayed 0.19% U3O8 and 0.22% U3O8. This area of high counts will be exposed as much as possible to determine the extent and controls on uranium mineralization. Fifty metres to the south of Troy's Pond, in a separate stratigraphic unit, two samples from a small bedrock exposure assayed 0.02% and 0.045% U3O8.

Approximately one (1) kilometre to the east along-strike from the Troy's Pond prospect on the Strickland Property, a new uranium showing area is centered on airborne radiometric anomaly ST-129 where scattered anomalous outcrops extend for a strike length of over 400 metres in a northeast-southwest direction between airborne anomalies ST-128, ST-129 and ST-131. An altered outcrop area situated just to the north of the centre of ST-129 returned highly anomalous scintillation counts over a 65 metre (or 210 foot) wide interval across the strike of the local rock units with counts ranging from 850 to 4,500 CPS over a background of 100 to 150 CPS outside the altered zone. Assay results were unavailable as at the date of this report.

Despinassy Gold Project, Quebec

On April 26, 2004, Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec project, entered into an Agreement with Alto Ventures Ltd. ("Alto Ventures") for Cameco's 70% interest in the project. The Company waived it's right of first refusal under the Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share and retained the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco.

Despinassy 2006 Exploration Program

Alto Ventures completed a 5,000 metre diamond drill program during the winter and proposed a second Phase Two drill program for early 2006. The Company elected not to contribute to the Phase Two drill program and anticipates that its interest in the Despinassy project will dilute from 30% to approximately 26% upon completion of this drill program.

Despinassy 2006 Exploration Results

The Phase Two drill program, comprising 5,106 metres (m) in nineteen holes, has significantly extended the area of gold mineralization within the DAC Zone and confirms continuity and grade of the individual veins. Assays from the final drill holes include gold intercepts of 14.3 g/t over 2.1 m, 19.5 g/t over 0.7 m and 13.2 g/t over 1.0 m within wide, lower grade alteration envelopes containing grades up to 2.3 g/t over 8.0 m and 0.9 g/t over 27.9 m.

Results of Operations

-Current Quarter Results

At June 30, 2006, the Company had $3,265,176 in cash and $1,506,090 in cash, exploration funds (a source of cash for mineral exploration) both of which increased as a result of two financings completed in May. The net cash proceeds of these financings provided $5,252,957 in cash. In addition, stock option exercises provided $36,000 in cash.

The Company's exploration activities focused on the Baffin drill program and airborne and geochemical surveys on the Hermitage property both reflected in the mineral property exploration cash requirements of $1,304,625. This use of cash was largely funded by a $1,143,379 reduction in cash, exploration funds and a $547,276 increase in accounts payables and accrued liabilities related to mineral properties.

In the previous quarter, the Company sold marketable securities to help supplement cash requirements. During the quarter, no marketable securities were sold, however, subsequent to the June 30, 2006, the Company sold 50,000 shares of Pathfinder Resources Ltd. providing $66,747 in cash.

-Six Months Ended June 30, 2006 compared with the Six Months Ended June 30, 2005

General and administrative expense, for the period, of $539,223 (2005 - $523,972) represented a $15,251 increase over the comparative fiscal period. Notable changes included:

- Consulting expense of $20,403 (2005 - $38,784) decreased as the comparative period included cost for a part-time corporate consultant who assisted the President with corporate communications;

- Investor relations and promotion expense of $90,261 has decreased from the comparative fiscal period as the Company elected to attend less trade shows. A breakdown is as follows:

	2006	2005
Administration	$ 20	$ 28
Conferences and trade shows	33,736	45,527
Consulting, wages and benefits	33,781	33,705
Media	5,511	5,982
Promotion and advertising	17,213	23,493
	$ 90,261	$ 108,735

- Salaries and benefits expense of $180,248 (2005 - $99,298) increased due to a $48,000 severance accrual upon expiration of the President's contract on March 31, 2006. The President agreed to extend the current contract and defer the payment until December 31, 2006. The Compensation Committee and the President have agreed to negotiate a new contract in the fall;

- Stock-based compensation expense of $48,274 (2005 - $109,968) represents the vesting of 253,000 stock options during the period. Stock-based compensation expense is a non-cash item;

- Future income tax recovery of $1,243,864 (2005 - $(149,500)) resulted from the renunciation of $3,721,756 of exploration expenditures under the Company's flow-through share program. The income is a result of accounting pronouncement EIC-146 and is a non-cash item.

For the six months ended June 30, 2006, the Company's earnings after tax were $786,098 (2005 - $(695,750)) resulting largely from the future income tax recovery noted above and not from operating revenue. The Company did not pay cash dividends during the period.

Summary of Quarterly Results, For the Three Months Ended:

	Sept. 30 2004 Q3	Dec. 31 2004 Q4	Mar. 31 2005 Q1	Jun. 30 2005 Q2	Sept. 30 2005 Q3	Dec. 31 2005 Q4	Mar. 31 2006 Q1	Jun. 30 2006 Q2
Mineral expenditures, net	$ 1,923,323	$ 149,112	$ 183,624	$ 829,253	$ 1,535,399	$ 514,555	$ 89,876	$ 1,304,625
G&A (incl. stock comp.)	$ 333,858	$ 284,807	$ 341,314	$ 182,658	$ 426,664	$ 271,613	$ 268,332	$ 270,891
Stock comp. expense	$ 110,007	$ 7,855	$ 102,113	$ 7,855	$ 258,342	$ -	$ -	$ 48,274
G&A (less stock comp.)	$ 223,851	$ 276,952	$ 239,201	$ 174,803	$ 168,322	$ 271,613	$ 268,332	$ 222,617
Income (loss)	$ (364,026)	$ (459,486)	$ (286,261)	$ (409,489)	$ (7,666)	$ 327,849	$ 475,537	$ 310,561
Income (loss) per share								
-basic	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ -	$ 0.01	$ 0.01
-diluted	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ -	$ 0.01	$ 0.01
Weighted avg. common shares								
-basic	25,967,914	25,314,313	30,764,701	31,452,614	36,208,162	34,359,557	39,668,585	47,699,912
-diluted	25,967,914	25,314,313	30,764,701	31,452,614	36,208,162	34,359,557	46,235,375	61,802,491

The Company's predominant exploration project is currently on Baffin Island, Nunavut in Canada's far north and is subject to seasonal working conditions. The Company's exploration on this project typically runs during the spring and summer to early fall periods, therefore most of the expenditures are incurred during the second and third quarters.

Since the adoption of the CICA accounting standard for stock-based compensation, the Company's general and administrative quarterly expense has fluctuated significantly. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense to be more reflective of normal operations.

Earnings per share in Q1 and Q2 of 2006 resulted from the renunciation of $2,021,757 and $1,699,999 of exploration expenditures under its flow-through share program in accordance with accounting pronouncement EIC-146.

Liquidity

At June 30, 2006, the Company had $4,650,843 in working capital, which is sufficient to complete the Company's planned business objectives for 2006. The increase in working capital is due to a non-brokered flow-through private placement for gross proceeds of $1,699,999 closed on May 12, 2006, and a brokered private placement closed on May 15, 2006 for gross proceeds of $3,885,000.

- The non-brokered flow-through private placement for gross proceeds of $1,699,999 consisted of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007. The securities may not be traded until September 11, 2006.

- The brokered private placement for gross proceeds $3,885,000 consisted of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants. The securities may not be traded until September 16, 2006.

- All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company is required to meet certain obligations during fiscal 2006 to keep the options in good standing:

- On the Bravo Lake property in Nunavut, the Company's cumulative exploration expenditures are $775,795 and the Company is required to spend a minimum of $1,000,000 in exploration before December 31, 2006. It is anticipated that the Company's 2006 exploration program with satisfy the required expenditure commitments.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

At June 30, 2006 marketable securities included 470,000 common shares of Diamonds North Resources Ltd., a company related by a common director, Bernard Kahlert, and 167,647 common shares of Fjordland and 150,000 common shares of Pathfinder, a companies related by a common director, Victor Tanaka. Subsequent to June 30, 2006, the Company sold 100,000 common shares of Pathfinder.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $14,026 owed by those companies for shared administrative expenses. Included in accounts payable is $29,190 owed to Pathfinder relating to acquisition costs on the Hermitage project.

The Company paid $7,542 in legal fees to a law firm in which a director of the Company, Brian Abraham is a partner.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

The Company has entered into an agreement with Pathfinder and a LOI with Fjordland, companies related by a common director, Victor Tanaka. In both cases, Mr. Tanaka disclosed his potential conflict of interest and abstained from voting on the approval of these matters.

Proposed Transactions

None.

Changes in Accounting Polices

None.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash and cash equivalents have been placed with major financial institutions.

Marketable securities are carried at the lower of cost or quoted market value. The market value of marketable securities at June 30, 2006 was $519,500.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 55,073,133 issued common shares outstanding and the following unexercised stock options and warrants:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
September 11, 2006	$0.23	115,999
January 23, 2008	$0.20	330,337
August 20, 2008	$0.26	221,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	791,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	25,000
July 19, 2010	$0.25	618,000
May 11, 2011	$0.39	282,000
June 18, 2011	$0.30	730,000
		4,244,002

-Warrants

Expiry Date	Exercise Price	Number of Shares
October 20, 2006	$0.45	544,788
December 8, 2006	$0.50	2,350,000
May 15, 2008*	$0.50	5,250,000
		8,144,788

Under an option agreement on the Blue Hills and White Bear, Hermitage Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

-Agent's Warrants

Expiry Date	Exercise Price	Number of Shares
May 11, 2007*	$0.50	213,089
May 15, 2008*	$0.37	1,040,400
May 15, 2008*	$0.37	195,250
		1,448,739

* All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

At June 30, 2006, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are detailed in the Mineral Property Expenditure Table on the following page. The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

Mineral Property Expenditure Table

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project(1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$ 517,995	$ 1,352,957	$ 61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	-	-	-	142,710	-	-	-	-	-	106,750	249,460
Exploration costs:												
Drilling	-	930	-	165	-	600	-	352,785	-	159,033	-	513,513
Geochemistry	-	628	-	225	3,045	-	-	221	-	40	-	4,159
Geology	1,717	6,140	339	189	83,035	1,308	-	42,066	5,095	15,011	23,400	178,300
Geophysics	-	1,218	-	-	358,812	-	-	3,500	-	1,725	-	365,255
Mobilization/demob.	-	-	-	-	-	-	-	5,504	-	2,359	-	7,863
Permitting	-	500	-	-	-	-	-	57,915	-	10	15,210	73,635
Prospecting	-	-	-	220	128,579	-	-	11,765	-	11,511	-	152,075
Trenching/line	-	-	-	-	225	-	-	-	-	-	-	225
	1,717	9,416	339	799	573,696	1,908	-	473,756	5,095	189,689	38,610	1,295,025
Less:												
Recoveries	-	-	-	(50)	(54,604)	-	-	-	-	-	(3,950)	(58,604)
Write down	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	(50)	(54,604)	-	-	-	-	-	(3,950)	(58,604)
Net additions	1,717	9,416	339	749	661,802	1,908	-	473,756	5,095	189,689	141,410	1,485,881
Balance at June 30, 2006	$ 1,157,140	$ 425,641	$ 131,117	$ 209,272	$1,179,797	$ 1,354,865	$ 61,173	$ 5,810,371	$ 254,856	$ 965,484	$ 1,639,425	$13,189,141

(1) The Hermitage, Newfoundland project includes the Blue Hill/White Bear and Couteau option agreements along with the 1,600 claims staked on-line.



COMMANDER RESOURCES LTD.

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
*President, Chief Executive Officer
and Director*

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary



LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at June 30, 2006)

Shares Authorized: Unlimited
Shares Issued: 54,808,133

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

**COMMANDER RESOURCES LTD.**

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on April 10, 2006, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has disposed of 500,000 common shares of Commander Resources Ltd. ("Commander"). During this period, the issued and outstanding share capital number increased substantially. These changes represent a decrease in G&C's position in Commander of 4.12%, on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, a decrease of 4.33%, on a partially diluted basis, as at August 31, 2006.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 4,031,392 common shares and 378,787 purchase warrants of Commander, which represents an approximate 7.30% interest, on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an approximate 7.93% interest, on a partially diluted basis, as at August 31, 2006.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 4,031,392 common shares and 378,787 purchase warrants of Commander, which represents an approximate 7.30% interest, on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an approximate 7.93% interest, on a partially diluted basis.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Commander acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 11th day of September, 2006.

GOODMAN & COMPANY,

INVESTMENT COUNSEL LTD.

Per: _"Robert Cohen"_
Name: Robert Cohen
Title: Portfolio Manager

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: October 24, 2006

    /s/ Kenneth E. Leigh

By:_____

      Kenneth E. Leigh, President